Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*  *  *

The following is a notice of relevant fact (hecho relevante) issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

Gas Natural SDG, S.A., in compliance with Article 82 of the Spanish Securities Law 24/1988 of July 28, hereby notifies the Spanish National Energy Commission (Comisión Nacional de la Energía) of the following

RELEVANT FACT

In connection with the information contained in various communications media today relating to the adjustment of the consideration offered by GAS NATURAL in its tender offer for the shares of Endesa, S.A., GAS NATURAL, in accordance with the terms of such offer, states as follows:

1. The consideration offered will not be subject to any adjustment as a result of the declared dividend distribution by GAS NATURAL for fiscal year 2005, in the gross amount of 0.31 euros per share, approved in its Board of Directors’ meeting held on November 25, 2005, payable on January 10, 2006. The consideration offered also will not be subject to any adjustment as a result of the interim dividend which GAS NATURAL has planned to distribute in July 2006, in accordance with its normal practice.

2. The consideration offered also will not be adjusted as a result of the dividend distribution in the gross amount of 0.305 euros per share, based on fiscal year 2005 results from ordinary activities of Endesa, approved by Endesa’s Board of Directors on November 15, 2005, payable on January 2, 2006.

3. Likewise, the consideration offered will not be subject to any adjustment as a result of the special dividend distribution in the gross amount of 0.495 euros per share, against fiscal year 2005 profits from ordinary activities of Endesa, announced by Endesa on November 16, 2005, provided that such amount and the date of payment of the special dividend are in accordance with Endesa’s dividend policy described in Endesa’s Share Register included in the records of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores), verified by the commission on July 7, 2005 (even though the closing of the offer may occur after July 2006).

4. In contrast, in the event that Endesa distributes either (i) an special dividend prior to the payment date of the offer, which does not conform to Endesa’s dividend policy as described in Endesa’s Share Register included in the records of the Spanish National Securities Exchange Commission, verified by the commission on July 7, 2005, or (ii) the dividend in the gross amount of 1.2 euros per share corresponding to the capital gain from the sale of Endesa’s interest in Auna and other divestitures (as announced by Endesa on November 16, 2005), GAS NATURAL, subject to the authorization of the offer by the Spanish National Securities Exchange Commission (Comisión Nacional del

Mercado de Valores), will adjust the consideration offered as a result of such dividends.

Similarly, with respect to the possibility of reducing the required minimum percentage of acceptance of the offer, GAS NATURAL states that it has not taken any decision in that respect.

Barcelona, December 2, 2005